                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of October 2001

                          PARADIGM GEOPHYSICAL LTD.
               ----------------------------------------------
               (Translation of Registrant's Name into English)

  Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
  --------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      Attached to the Registrant's Form 6-K for the month of October 2001 and incorporated by reference herein is the Registrant's news release dated October 24, 2001.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PARADIGM GEOPHYSICAL LTD.
                                          (Registrant)



                                          By:  /s/   Jonathan Keller
                                               -----------------------
                                               Jonathan Keller
                                               Company Secretary


Dated:  24 October, 2001

[PARADIGM GEOPHYSICAL LOGO]

FOR IMMEDIATE RELEASE

          PARADIGM GEOPHYSICAL ANNOUNCES THIRD QUARTER 2001 RESULTS

                        -- 24% OVERALL REVENUE GROWTH --
                      -- 50% GROWTH IN SERVICES REVENUE --

                        COMPANY UPDATES GUIDANCE FOR 2001
                       & GIVES GUIDANCE FOR 2002 AND 2003

NEW YORK, OCTOBER 24, 2001: Paradigm Geophysical (NASDAQ: PGEO) today released its operating results for the third quarter and nine months ended September 30, 2001. Company management will host a conference call with the investment community on Wednesday, October 24 at 9:30 A.M. EST, to discuss these results, and guidance. The conference call will be accessible to all interested parties through a real-time Web cast, and will also be available for playback after the call. Details are available on the Company's Web site at www.paradigmgeo.com.

HIGHLIGHTS:

- TOTAL REVENUE, at $17.8 million, a 24% increase over the $14.3 million in revenue reported for the same period last year.

- SERVICES REVENUES, at $6.6 million, grew 50% over the same quarter last year. Year-to date growth is 35%.

- EPS FOR THE QUARTER was $0.01, compared to $0.05 EPS for the same period last year.

-     EPS YEAR-TO-DATE is $0.12, compared to $0.09 for 2000 year-to-date.

- EBITDA for the quarter was $2.5 million, compared to $2.7 million for the same period last year.

- CASH FLOW PER SHARE FOR THE QUARTER was $0.15, compared to $0.19 for the same period last year.


                                     (more)

                       SUMMARY KEY RESULTS AND COMPARISONS


QUARTERLY COMPARISONS

                         --------------------------
                         Q3 2001   Q3 2000  Q2 2000
                         --------------------------
    (US$ per share)
EPS                        $0.01    $0.05    $0.06
EPS before Goodwill        $0.02    $0.06    $0.07
CFPS                       $0.15    $0.19    $0.21
--------------------------------------------------
     (US$ million)
Revenue                    $17.8    $14.3    $18.5
Operating Income            $0.3     $0.8     $1.3
Net Income                  $0.1     $0.6     $0.9
                        --------------------------

YEAR-TO-DATE COMPARISON

                          ----------------
                            Year-to-date
                          ----------------
                            2001     2000
                          ----------------
    (US$ per share)
EPS                        $0.12    $0.09
EPS before Goodwill        $0.15    $0.12
CFPS                       $0.57    $0.53
-----------------------------------------
     (US$ million)
Revenue                    $53.8    $42.4
Operating Income            $2.7     $1.6
Net Income                  $1.8     $1.2
                          ----------------


                                     (more)

MANAGEMENT'S COMMENTS

Eldad Weiss Chairman and Chief Executive Officers of Paradigm Geophysical, commented, "The sudden change in the business climate this quarter resulted in some of our clients holding back on software purchase decisions that were previously expected this quarter. While our overall growth has continued by comparison to last year, our software revenue this quarter, and consequently our earnings, have been impacted."


"We are encouraged by the continuing growth in our services operations. As a result of the major technological advances we introduced to the industry in September, we are now seeing increased client interest in applying these new technologies, through our services offerings, to their data analysis requirements."


DETAILED RESULTS

QUARTERLY COMPARISONS

                         --------------------------
                         Q3 2001   Q3 2000  Q2 2001
                         --------------------------
    (US$ million)
Product Revenues           $11.2     $9.9    $13.4
Service Revenues            $6.6     $4.4     $5.1
Operating Expenses         $17.5    $13.5    $17.1
Cash Flow                   $2.3     $2.6     $3.1
EBITDA                      $2.5     $2.7     $3.5
                        --------------------------


                                     (more)

YEAR-TO-DATE COMPARISON

                                 -----------------
                                    Year-to-date
                                 -----------------
                                  2001        2000
                                 -----------------
      (US$ million)
Product Revenues                 $36.9       $30.0
Service Revenues                 $16.8       $12.4
Operating Expenses               $51.1       $40.7
Cash Flow                        $ 8.6       $ 7.1
EBITDA                           $ 9.4       $ 7.6
                                ------------------

PRODUCTS: Year-over-year growth in product revenues continues, with a 13% increase on a same quarter comparison, and 23% growth on a year-to-date comparison. Third quarter saw a decline of 16% over second quarter 2001 product revenues, primarily as a result of our clients holding back on software purchase decisions that were expected this quarter.

SERVICES: Growth continued as expected, with 50% growth this quarter compared to the same quarter in 2000. Growth over the second quarter 2001 was 29%. Year-to-date growth is 35%.

OPERATING EXPENSES: Total expenses were essentially unchanged over the previous quarter with a shifting of resources to the service operations. The 30% increase in expenses over the same period last year reflects the impact of expansion of operations in Latin America, Asia Pacific and the former Soviet Union, and acquisitions over the past twelve months.

BALANCE SHEET: As of the end of September 2001, the closing cash balance was $5.9 million, compared to $7.4 million at the end of last quarter. The decline in cash is primarily due to payments for capital investments, primarily in services.

Total short- and medium-term Bank debt, and financial leasing stands at $12.4 million, a $1.7 million or 16% increase over $10.7 million reported from these financing sources at the end of the last quarter.


                                     (more)

MANAGEMENT COMMENTS ON FUTURE GUIDANCE

Commenting on the outlook for the fourth quarter, Eldad Weiss noted, "For the current quarter our pipeline of service contracts allows our revenues to hold steady at about third quarter levels. We expect some upside in year-end software sales, but less than we have seen in the past. Management therefore expects the fourth quarter revenues to be about $19 million, with EPS in the range of $0.06 to $0.08 for the quarter. Total revenue for 2001 could therefore reach $73 million, 15% growth over 2000."

He continued, "Looking forward to 2002 and 2003, at this stage we need to assume that the current market uncertainties will continue. We enter this period of global uncertainty with a strong balance sheet, the necessary financial resources, and an expanded portfolio of advanced technologies and services. Management expects that the demand for, and growth in services will continue, while demand for products will be at about the same level as 2001. This would result in total revenue growth in 2002 over the expected revenue of 2001. With short-term uncertainty for software sales, we are maintaining tight controls on our fixed costs component. Management targets EPS for 2002 to be in the range of $0.33 to $0.42, depending on the mix of product and services revenues."

"Management considers that with the probable return to more normal market conditions during 2003 the Company's revenue target could reach an annualized run rate of about $100 million."

"However," he noted, "there could be a significant upside, depending on the emerging global strategies of the major oil producers to diversify oil sourcing away from politically higher risk countries. Management believes that Paradigm is well positioned to benefit from such possible strategic shifts, they would require the geoscience leadership that our products and services provide. Both our technological strength and our geographic locations will serve us well when this upside eventuates. Management therefore remains optimistic and growth oriented for this medium term scenario," he concluded.


                                     (more)

ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide, offering technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The company has a global network of sales, users' support and services with 20 offices in 16 countries, serving all major oil-and gas-producing provinces in the world.

Paradigm Geophysical(R) and the Paradigm Geophysical logo are the registered trademarks of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

SAFE HARBOR STATEMENT:

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "'believes," "expects," "may," "will," "could", "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) political risk and uncertainty in the global economy and within the energy sector, (2) regional conflicts in oil producing countries, (3) future capital expenditures by oil and gas companies, (4) fluctuations and absolute levels of international oil prices, (5) the need for increased Company investment to support new product and new service introductions, (6) the company's ability to raise needed additional capital, (7) rapid technological changes that could make the company's products less desirable or obsolete, (8) market acceptance of the Company's products and services, (9) changes in product sales mix, (10) product transitions by the Company and its competitors, (11) the impact of competitive products and pricing, (12) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 29, 2001, its 2000 Annual Report and its


                                     (more)
regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

CONTACTS:

Investor Relations

Paradigm Geophysical
Phone: +972-9-970-9306
Fax: +972-9-970-9319
ir@paradigmgeo.com

The Ruth Group - USA
Denise Roche
Phone: +1-646-536-7008
Fax: +1-646-536-7100
 droche@theruthgroup.com


                                     (more)

PARADIGM GEOPHYSICAL LTD.
SEGMENT REPORTING
------------------------------------------------------------------------

                                    Third Quarter         Year-to-Date
        (US$ mil.)                 2001       2000       2001       2000
Products
Revenues                          $11.2      $ 9.9      $36.9      $30.0
Cost of Revenues                  $ 2.7      $ 2.0      $ 8.3      $ 7.0
Depreciation                      $ 0.2      $ 0.1      $ 0.5      $ 0.4
------------------------------------------------------------------------
Segment Profit Contribution       $ 8.3      $ 7.8      $28.1      $22.6
% Segment Profit Contribution        74%        79%        76%        75%
Segment Capital                   $ 2.7      $ 2.7      $ 2.7      $ 2.7
------------------------------------------------------------------------

Services
Revenues                          $ 6.6      $ 4.4      $16.9      $12.4
Cost of Revenues                  $ 2.7      $ 1.7      $ 6.9      $ 4.4
Depreciation                      $ 0.6      $ 0.5      $ 1.7      $ 1.4
------------------------------------------------------------------------
Segment Profit Contribution       $ 3.3      $ 2.2      $ 8.3      $ 6.6
% Segment Profit Contribution        50%        50%        49%        53%
Segment Capital                   $10.0      $ 8.5      $10.0      $ 8.5

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                            Year ended    Nine months ended
                                                                            December 31,    September 30,
                                                                               2000             2001
                                                                              Audited         Unaudited
                                                                              -------         ---------
Cash flows from operating activities:
Net income                                                                   $  2,359        $  1,795
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                                8,106           6,794
   Decrease (increase) in trade receivables, accrued income
      and long-term trade receivables                                          10,081          (5,839)
   Decrease (increase) in other receivables and
      prepaid expenses                                                            441          (1,947)
   Decrease (increase) in deferred tax assets and
      liabilities, net                                                           (171)             --
   Decrease in trade and other payables and accrued
      expenses                                                                 (4,561)         (2,635)
   Increase (decrease) in deferred revenues                                    (2,522)          1,874
   Increase in accrued severance pay, net                                      (1,083)            205
   Other                                                                          (22)             --
                                                                             --------        --------
Net cash provided by  operating activities                                     12,628             247
                                                                             --------        --------
Cash flows from investing activities:
Purchase of property and equipment                                             (5,331)         (6,249)
Proceeds from sale of property and equipment                                       39              --
Purchase of developed technology                                                 (170)           (520)
Payment for acquisition of a consolidated subsidiary, Flagship                 (3,980)             --
Acquisition of a consolidated subsidiary, Sysdrill                                 --           1,230
                                                                             --------        --------
Net cash used in investing activities                                          (9,442)         (5,539)
                                                                             --------        --------
Cash flows from financing activities:
Proceeds from exercise of warrants and stock options                              185              --
Proceeds from long-term loans                                                      --           5,300
Proceeds from short-term bank loans                                             7,506           3,067
Principal payment of long-term loans                                           (2,173)         (2,334)
Principal payment of short-term bank loans                                     (4,978)         (3,028)
Principal payment of capital lease obligations                                   (424)           (367)
Principal payment of other capital lease obligations                             (242)           (140)
                                                                             --------        --------
Net cash provided by (used in) financing activities                              (126)          2,498
                                                                             --------        --------
Effect of exchange rate changes on cash and cash equivalents                      130              84
                                                                             --------        --------
Increase (decrease) in cash and cash equivalents                                3,190          (2,710)
Cash and cash equivalents at the beginning of the period                        5,457           8,647
                                                                             --------        --------
Cash and cash equivalents at the end of the period                           $  8,647        $  5,937
                                                                             ========        ========

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                           Year ended            Nine months ended
                                                                           December 31,            September 30,
                                                                                                 -----------------
                                                                              2000                     2001
                                                                           -----------               ---------
                                                                             Audited                 Unaudited
                                                                           -----------               ---------
Payment for acquisition of a consolidated subsidiary, Sysdrill:
Estimated fair values of assets acquired and liabilities
assumed at the date of acquisition:
   Working capital deficiency, excluding cash and cash
      equivalents                                                                                   $     (200)
    Property and equipment                                                                                 141
    Acquired technology                                                                                  2,927
   Goodwill                                                                                              3,335
                                                                                                    ----------
                                                                                                         6,203

    Less - amount financed by issuance of shares, net                                                   (1,100)
    Less - accrued prepaid acquisition expenses                                                            (50)
    Less - note payables                                                                                (6,283)
                                                                                                    ----------
                                                                                                    $   (1,230)
                                                                                                    ==========

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                           December 31,   September 30,
                                               2000          2001
                                             -------       ---------
                                             Audited       Unaudited
                                             -------       ---------
        ASSETS

CURRENT ASSETS:
Cash and cash equivalents                    $ 8,647       $ 5,937
Trade receivables, net                        22,707        23,720
Accrued income                                 4,077         8,408
Other receivables and prepaid expenses         4,110         6,340
                                             -------       -------
Total current assets                          39,541        44,405
                                             -------       -------
LONG-TERM TRADE RECEIVABLES                      221            --
                                             -------       -------
SEVERANCE PAY FUNDS                            1,076         1,144
                                             -------       -------
PROPERTY AND EQUIPMENT, NET                   13,318        15,635
                                             -------       -------
OTHER ASSETS, NET                             25,605        29,814
                                             -------       -------
                                             $79,761       $90,998
                                             =======       =======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                         December 31,  September 30,
                                                             2000         2001
                                                          ---------     ---------
                                                           Audited      Unaudited
                                                          ---------     ---------
        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans                                      $ 4,528       $ 3,567
Current maturities of long-term bank loans                   3,112         3,055
Current maturities of capital lease obligations                546           385
Trade payables                                               6,045         3,824
Other payables and accrued expenses                          9,931        10,911
Note payable                                                    --         6,283
Deferred revenues                                            4,519         6,212
                                                           -------       -------
Total current liabilities                                   28,681        34,237
                                                           -------       -------

LONG TERM LIABILITIES:
Long-term bank loans, net of current maturities              1,277         5,300
Capital lease obligations, net of current maturities           206            --
Other lease obligations                                        517           377
Accrued severance pay                                        2,338         2,604
Deferred income tax liability                                  273           259
                                                           -------       -------
Total long-term liabilities                                  4,611         8,540
                                                           -------       -------
SHAREHOLDERS' EQUITY                                        46,469        48,221
                                                           -------       -------
                                                           $79,761       $90,998
                                                           =======       =======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share amounts

                                         Year ended           Three months ended             Nine months ended
                                         December 31,            September 30,                 September 30,
                                                          -----------------------         ------------------------
                                            2000             2000            2001           2000            2001
                                            ----             ----            ----           ----            ----
                                          Audited                              Unaudited
                                          --------        --------------------------------------------------------
Revenues:
  Products                                $ 46,390        $  9,914        $ 11,172        $ 29,977        $ 36,913
  Services                                  16,908           4,351           6,604          12,425          16,850
                                          --------        --------        --------        --------        --------
                                            63,298          14,265          17,776          42,402          53,763
                                          --------        --------        --------        --------        --------

Operating expenses:
  Cost of products                          10,816           2,028           2,709           7,029           8,270
  Cost of services                           6,352           1,675           2,697           4,370           6,891
  Research and development                  11,215           2,713           3,269           7,782           9,924
  Sales and marketing, general and
administrative                              23,518           5,133           6,634          15,637          19,235
  Depreciation                               4,746           1,158           1,405           3,487           4,398
  Amortization of intangible assets          3,360             774             763           2,484           2,396
                                          --------        --------        --------        --------        --------
Total operating expenses                    60,007          13,481          17,477          40,789          51,114
                                          --------        --------        --------        --------        --------
Operating income                             3,291             784             299           1,613           2,649
Financial expenses, net                       (552)           (129)            (65)           (352)           (380)
                                          --------        --------        --------        --------        --------
Income before taxes on income                2,739             655             234           1,261           2,269
Taxes on income                               (380)            (27)           (124)           (105)           (474)
                                          --------        --------        --------        --------        --------
Net income                                $  2,359        $    628        $    110        $  1,156        $  1,795
                                          ========        ========        ========        ========        ========
Basic net earnings per share              $   0.17        $   0.05        $   0.01        $   0.09        $   0.12
                                          ========        ========        ========        ========        ========

Number of shares used in computing
  basic net earnings per share              13,504          13,192          14,892          13,099          14,792
                                          ========        ========        ========        ========        ========
Diluted net earnings per share            $   0.17        $   0.05        $   0.01        $   0.09        $   0.12
                                          ========        ========        ========        ========        ========
Number of shares used in computing
  diluted net earnings per share            13,789          13,421          15,064          13,397          14,962
                                          ========        ========        ========        ========        ========